Exhibit 99.56

BPO SUB AMALCO INC.

(as Vendor)

– and –

BROOKFIELD OFFICE PROPERTIES CANADA LP

(as Purchaser)

AGREEMENT OF PURCHASE AND SALE

BROOKFIELD PLACE

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		1
1.1	Definitions	1
1.2	Schedules	11

ARTICLE 2
AGREEMENT OF PURCHASE AND SALE		12
2.1	Agreement of Purchase and Sale	12
2.2	Method of Payment of Purchase Price	12
2.3	Adjustments	13
2.4	Tax Election	16
2.5	Outstanding Matters	16
2.6	Post Closing Rental Receipts by Vendor	16

ARTICLE 3
CONDITIONS		16
3.1	Conditions for Vendor	16
3.2	Conditions for Purchaser	17
3.3	Non-Satisfaction of Conditions	18

ARTICLE 4
CLOSING DOCUMENTS		19
4.1	Closing Arrangements	19
4.2	Vendor’s Closing Documents	19
4.3	Purchaser’s Closing Documents	19
4.4	Registration and Other Costs and Goods and Services Tax	20

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS		20
5.1	Vendor Representations	20
5.2	Purchaser’s Representations	24
5.3	Survival of Representations	24

ARTICLE 6
INDEMNIFICATION		25
6.1	Indemnification by the Vendor	25
6.2	Indemnification by the Purchaser	25

6.3	Notice of Claim	25
6.4	Procedure for Indemnification	26
6.5	Indemnification Claims	28

ARTICLE 7
NON-ASSIGNABLE RIGHTS		28
7.1	Assignment of Contracts	28

ARTICLE 8
GENERAL		29
8.1	Planning Act	29
8.2	Gender and Number	29
8.3	Captions	29
8.4	Obligations as Covenants	29
8.5	Applicable Law	29
8.6	Currency	29
8.7	Invalidity	29
8.8	Amendment or Waiver of Agreement	30
8.9	Time of the Essence	30
8.10	Further Assurances	30
8.11	Entire Agreement	30
8.12	Successors and Assigns	30
8.13	Assignment	30
8.14	Notice	31
8.15	No Registration of Agreement	31
8.16	Counterparts	31

Schedule “A”	—	Permitted Encumbrances

- ii -

AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT OF PURCHASE AND SALE made as of the 1st day of May, 2010.

B E T W E E N:

BPO SUB AMALCO INC.

(the “Vendor”)

OF THE FIRST PART,

–  and  –

BROOKFIELD OFFICE PROPERTIES CANADA LP

(the “Purchaser”)

OF THE SECOND PART

WHEREAS the Vendor has agreed to sell, and the Purchaser has agreed to acquire, the Brookfield Place Assets, on the terms and conditions set forth in this Agreement;

AND WHEREAS 1225209 is the registered owner of the Tower Lands and Brookfield Place Properties is the registered owner of the Buffer Lands, in each case as nominee for the Vendor;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for good and other valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

The terms defined in this Section 1.1 will have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:

(a)	“1225209” means 1225209 Ontario Limited.

(b)	“20-22 Front Property” means the property that is municipally known as 20-22 Front Street, Toronto, Ontario.

(c)	“Act” means the Income Tax Act (Canada).

(d)	“Adjustments” means the adjustments to the Purchase Price provided for and determined pursuant to Section 2.3.

(e)
“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

(f)	“Agreement” means this Agreement of Purchase and Sale and the Schedules attached hereto, as the same may be amended from time to time.

(g)
“Applicable Laws” means all federal, provincial, local or foreign laws including common law, statutes, laws, by-laws, regulations, ordinances, codes, requirements, and judicial or administrative orders, judgments or decrees of governmental or other public authorities having jurisdiction over, as the context may require, the Brookfield Place Assets, the Vendor or the Purchaser.

(h)
“Arrangement” means an arrangement under section 192 of the Canada Business Corporations Act on the terms and subject to the conditions set out in the Plan of Arrangement filed with the Ontario Superior Court of Justice in respect of BPO Properties Ltd., the Vendor, BPO REIT and various other Persons.

(i)	“Article”, “Section”, “Subsection” and “Schedule” mean and refer to the specified article, Section, subsection of and schedule to this Agreement.

(j)
“Assignment and Assumption Agreement” means an assignment and assumption agreement between the Vendor and the Purchaser pursuant to which the Vendor will assign to the Purchaser all of its right, title and interest in and to the Brookfield Place Assets, and the Purchaser will assume all obligations of the Vendor with respect thereto, in form and substance approved by the parties hereto.

(k)
“Assumed Debt” means the first mortgage bonds in the aggregate original principal amount of $371 million issued pursuant to a deed of trust dated as of April 7, 1998 between Brookfield Properties, Brookfield Place Properties and Brookfield Wellington, as obligors, and CIBC Mellon Trust Company, as trustee, as supplemented by supplemental indentures dated as of August 30, 2002 and the date hereof, and all indebtedness, covenants, obligations and liabilities of the obligors thereunder and under all Assumed Debt Documents.

(l)
“Assumed Debt Documents” means collectively, the trust indenture, all supplemental indentures, all bonds, all security documents and all other documents evidencing, securing or relating to the Assumed Debt, as amended, supplemented, restated or assigned from time to time.

(m)
“Assumed Liabilities” means all indebtedness, covenants, obligations and liabilities of the Vendor relating to or arising in connection with or in respect of the Assumed Debt, the Assumed Debt Documents, the Contracts, the Property, the Leases and all Permitted Encumbrances.

(n)	“Auditors” means Deloitte & Touche LLP.

(o)
“BPO REIT” means Brookfield Office Properties Canada, a real estate investment trust established under and governed by the laws of the Ontario pursuant to the declaration of trust dated March 9, 2010, as amended, supplemented or restated from time to time.

(p)
“Brookfield III Rights” means all rights of the Vendor to the Residential Density and all rights of the Vendor pursuant to and under the Taller Building Agreement with respect to such Residential Density, including the right of the Vendor to make applications with respect to the Lands and the 20-22 Front Street Property and the Residential Density related to such properties, and the right to require the owners of the Lands, the 20-22 Front Street Property and the other lands described in the Taller Building Agreement to accept and/or agree to certain conditions, restrictions and obligations which may be imposed by the authorities with respect to their respective lands.

(q)
“Brookfield III Rights Agreement” means an agreement to be entered into on or, if the parties so agree, shortly after the Closing Date, between the Vendor and the Purchaser (as owner of the 20-22 Front Street Property and the Lands) with respect to the Taller Building Agreement and the Brookfield III Rights, pursuant to which the parties will agree, among other things, that (i) the Vendor has retained the Brookfield III Rights, (ii) the Purchaser and its successors will hold all rights under the Taller Building Agreement relating to the Brookfield III Rights in trust for the benefit of the Vendor and will take all actions in respect of such rights as the Vendor may from time to time direct, subject to the approval of the Purchaser to the extent that such actions materially impact its interests in the Brookfield Place Assets or 20-22 Front Street Property, and (iii) they will co-operate and take all actions as may be reasonably necessary to facilitate and permit the Vendor (or its successors or assigns), should it so choose, to develop a residential development on the 20-22 Front Street Property, the Lands or any other Brookfield Place Asset with respect to the Residential Density (the “Residential Development”), provided that (A) no such action would damage or adversely affect in any material respect the existing buildings, tenants or operations of the Purchaser at the Property or the 20-22 Front Street Property, and (B) the Vendor indemnifies the Purchaser with respect to any such damage or adverse affect, and provided that the Purchaser approves any such development to the extent that the same materially impacts any of the Purchaser’s property, leases, agreements or interests in the Brookfield Place Assets or the 20-22 Front Street Property; without limiting the generality of the foregoing but subject to the Purchaser’s approval rights, the Brookfield III Rights Agreement will require the Purchaser to execute, at the Vendor’s sole cost and expense, and/or consent to (a) such applications to the City of Toronto or any other governmental authority as the Vendor may deem necessary for official plan amendments, zoning by-law amendments or variances, site plan control approvals, severances, building permits, consents under the Planning Act (Ontario) and other matters and related proceedings related to any proposed Residential Development, (b) the granting of all rights reasonably required in connection with the Residential Development including leases of the lands or air rights upon which the Residential Development will be constructed, in each case on such commercially reasonable terms and conditions as the parties thereto may agree, (c) the granting of all rights of structural support and all easements, licenses and use rights in the common areas, truck and pedestrian access tunnels, loading bays, fixed machinery, physical plant, plant equipment, apparatus and fittings and related areas located on the Lands and/or the 20-22 Front Street Property as are reasonably necessary or desirable for the construction, use or operation of the Residential Development, (d) the granting of all reasonably necessary or desirable easements or use rights with respect to the underground PATH system and all necessary or desirable reciprocal easements and/or cost sharing and operating agreements to operate the Residential Development in compliance with all requirements of the relevant municipality, and all other regulatory or governmental authorities, and (e) the granting of licenses to use or leases of existing parking spaces within the underground parking garage at the prevailing rate for the garage provided that such spaces are not required for the Brookfield Place Assets or the 20-22 Front Street Property.

(r)	“Brookfield Place Assets” means all right, title and interest in and of the Vendor in and to:

(i)	the Property (including all leasehold interests in the Lands and all easements, licenses and rights appurtenant to the Lands) and all Chattels;

(ii)	all Leases and Contracts;

(iii)
the Amended and Restated Phase 1-A Co-Owners Agreement dated as of February 7, 2002, between OMERS Realty Corporation, Brookfield Properties and BCE Place Limited (now Brookfield Place Properties) as it relates to the above-grade construction of certain improvements on the Phase 1-A Lands (as that term is defined therein) and the right to maintain, operate, repair and replace such improvements, the right to enter into any easements, leases or licenses relating to such improvements and the right to make any claims against the owners of the Phase 1-A Lands with respect thereto;

(iv)
all identification and signage rights related to the Brookfield Place complex pursuant to article 4 of the Amended and Restated Canada Trust Co-Owners Agreement dated as of February 7, 2002, originally between OMERS Realty Corporation, Brookfield Properties, 1512824 Ontario Limited and BCE Place Limited (now Brookfield Place Properties) and pursuant to article 4 of the Amended and Restated Phase 1-A Co-Owners Agreement referred to in paragraph (iii) of this definition;

(v)
all of the issued and outstanding shares of 1225209 and Brookfield Place Properties (or the company resulting from their amalgamation) and Brookfield Wellington, and all nominee agreements and declarations of trust with 1225209 and/or Brookfield Place Properties (or their successor);

(vi)
all of the issued and outstanding shares of Galleria owned by the Vendor and all rights under the Galleria Shareholders Agreement, Retail Concourse Head Lease and Retail Concourse Management Agreement as shareholders of Galleria, excluding all rights and entitlements of Brookfield Properties as manager thereunder;

(vii)	all books, records, documents and databases relating exclusively to the Property; and

(viii)
all other equipment, property, permits, assets, rights, interests, entitlements, benefits and privileges of any nature or kind whatsoever of the Vendor, as owners of the Property, related exclusively to the above;

provided, however, that the Brookfield Place Assets will not include any contractual obligations other than those forming part of the Contracts, Leases and Assumed Debt Documents, and will not include the Excluded Assets.

(s)	“Brookfield Place Properties” means Brookfield Place (Properties) Limited.

(t)	“Brookfield Properties” means Brookfield Properties Ltd.

(u)	“Brookfield Wellington” means Brookfield Place (Wellington) Limited.

(v)
“Buffer Lands” means, collectively, the lands legally described as: (i) PIN 21408-0003(LT), Parcel Plan-2, Section 66M-2267, being those parts of Block C on Plan 66M-2267 designated as Parts 15, 40, 41 and 42 on Plan 66R-15911, City of Toronto; (ii) PIN 21408-0004(LT), Parcel Plan-3, Section 66M-2267 being that part of Block C on Plan 66M-2267 designated as Part 14 on Plan 66R-15911, City of Toronto; (iii) PIN 21408-0005(LT), Parcel Plan-4, Section 66M-2267 being Block D on Plan 66M-2267 and that part of Block C on Plan 66M-2267 designated as Part 12 on Plan 66R-15911, City of Toronto; and (iv) PIN 21408-011(LT), Parcel Plan-4, Section 66M-2267 being that part of Block C on Plan 66M-2267 designated as Part 13 on Plan 66R-15911, City of Toronto.

(w)
“Buildings” means the mixed use office and retail complex located on the Lands and all fixed improvements located on, in or under the Lands, subject to the rights of Tenants to remove tenant fixtures and leasehold improvements pursuant to the Leases.

(x)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Ontario.

(y)
“Business Plan” means, collectively: (i) the BF Retail & Heritage and BF-Bay Wellington Tower Year to Date Leasing Activity Reports for the period ending December 31, 2008 and year to date at October 31, 2009; (ii) the Bay Wellington Tower 2010 Operating Costs report (dated as of October 22, 2009); (iii) the Brookfield Place Parking 100% Income Statement Level 4 - Periodic Review report for the period ended December 2010 (dated October 23, 2009); (iv) the Bay Wellington Tower Operations Income Statement Level 4 - Periodic Review reports for the period ended December 2010 (dated October 23, 2009); (v) the Retail Concourse 100% Income Statement Level 4 - Periodic Review report for the period ended December 2010 (dated October 23, 2009); (vi) the Retail Concourse 2010 Operating Costs report (dated October 22, 2009); (vii) the Bay Wellington Tower – Office & Retail Capital Expenditure Summary – Recoverable Report (2010 Business Plan); (viii) the Bay Wellington Tower – Office & Retail Capital Expenditure Amortization – Recoverable Report (2010 Business Plan); (ix) the Retail Concourse Capital Expenditure Amortization – Recoverable Report (2010 Business Plan); (x) the Retail Concourse Capital Expenditure Summary – Recoverable Report (2010 Business Plan); (xi) the Parking Garage Capital Expenditure Summary – Non Recoverable Report (2010 Business Plan); (xii) the Bay Wellington Tower 2010 Budget & Ten Year Plan – Recoverable Amortization and Imputed Interest Report; and (xiii) the Brookfield Place – Shared Common, Retail, Parking and Bimford 2010 Budget & Ten Year Plan, all of which were provided to the Valuator or its agents.

(z)
“Chattels” means the moveable property, equipment, inventory, supplies and other chattels and tangible personal property and used exclusively as of the Closing Date in the maintenance, repair, operation, ownership, development and management of Brookfield Place.

(aa)	“Claim” has the meaning ascribed thereto in Section 6.3.

(bb)
“Class B Unit” means, collectively, a class B limited partnership unit of the Purchaser issued pursuant to (and having the rights, entitlements and obligations provided by) the limited partnership agreement governing the Purchaser, which unit is exchangeable at the option of the holder into a unit of BPO REIT, and the accompanying special voting unit of BPO REIT.

(cc)
“Closing” means the closing of the transaction of the purchase and sale of the Brookfield Place Assets contemplated by this Agreement, including without limitation the payment of the Purchase Price and the delivery of the Closing Documents.

(dd)	“Closing Date” means 2:00 p.m. (Toronto time) on May 1, 2010 or such earlier or later date as the parties hereto or their respective solicitors may agree in writing.

(ee)
“Closing Documents” means the agreements, instruments and other documents to be delivered by the Vendor pursuant to Section 4.2 and the agreements, instruments and other documents to be delivered by the Purchaser pursuant to Section 4.3.

(ff)
“Contracts” means all present and future contracts entered into by or on behalf of the Vendor in respect of the Property excluding the Leases but including:  (a) all Warranties; (b) all present and future contracts and agreements entered into with third parties in respect of the maintenance, operation, cleaning, security, fire protection, parking, servicing or other aspects of the Property; (c) all present and future leases of equipment which is used exclusively in the maintenance, repair, operation or ownership of the Property; (d) all agreements between the Vendor (as the owner of an interest in the Property), a nominee on its behalf, or its or a nominee’s predecessor in title and owners of one or more of the surrounding pieces or parcels of land and/or the City of Toronto, relating to the construction and/or maintenance and/or use of physical connections with adjoining properties; and (e) agreements with governmental authorities which are Permitted Encumbrances.

(gg)
“Control” means the possession, directly or indirectly, through one or more intermediaries, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract, by virtue of provisions contained in constitutional documents or otherwise; and for certainty and without limitation, a Person is deemed to Control another Person if: (i) the first Person owns securities (other than by way of security only), directly or indirectly, of the second Person entitling the first Person to exercise more than 50% of the votes exercisable at any meeting of that second Person, together with the right to elect a majority of the directors of the second Person, (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership or the right to exercise more than 50% of the votes exercisable at any meeting of partners of that partnership, or (iii) the second Person is a limited partnership and the first Person is the general partner of the limited partnership or Controls the general partner  of the limited Partnership. “Controls”, “Controlling” and “Controlled” have corresponding meanings;

(hh)	“Disclosed Information” has the meaning ascribed thereto in Section 5.1.13.

(ii)
“Environmental Laws” means all Applicable Laws, including without limitation, all statutes, by-laws and regulations and all orders, directives and decisions rendered by, and policies, instructions, guidelines and similar guidance of, any ministry, department or administrative or regulatory agency, imposing liability or standards of conduct with respect to or relating to the protection of the environment, occupational health and safety or the presence, manufacture, processing, distribution, use, treatment, storage, disposal, packaging, transport, handling, labelling, containment, release, clean-up or other remediation or corrective action of any Hazardous Substances.

(jj)	“ETA” has the meaning ascribed thereto in Section 4.4.

(kk)
“Excluded Assets” means, collectively, (i) all contractual management and administration rights relating to the Brookfield Place Assets, including all rights of Brookfield Properties, as manager, under the Management Agreement, the Retail Concourse Management Agreement, the Project Operator Agreement dated as of September 12, 1994 but effective as of April 28, 1994 (as assigned, amended or restated from time to time) between the owners of the Brookfield Place complex and Brookfield Properties as the operator, (ii) the Brookfield III Rights, (iii) all computer systems and software owned by the Vendor, and (iv) all intellectual property rights.

(ll)	“Final Adjustment Date” has the meaning ascribed thereto in Section 2.3.

(mm)	“Final Order” means the order of the Ontario Superior Court of Justice approving the Arrangement, granted pursuant to the provisions of section 192 of the Canada Business Corporations Act.

(nn)	“Galleria” means Galleria Concourse Operations Inc.

(oo)	“Galleria Shareholders Agreement” means the Concourse Operations Shareholders Agreement dated March 30, 1995 with respect to Galleria, as amended, supplemented, restated or assigned from time to time.

(pp)	“GST” means goods and services tax under the Excise Tax Act (Canada).

(qq)
“Hazardous Substances” means any substance which is deemed to be alone or in any combination, “hazardous” “hazardous waste”, “radioactive”, “deleterious”, “toxic”, “caustic”, “dangerous”, a “contaminant”, a “pollutant”, a “dangerous good”, a “waste”, a “special waste”, a “source of contamination” or a “source of a pollutant” under any Environmental Law whether or not such substance is defined as hazardous under the Environmental Law involved; any substances or materials the presence or concentration of which is regulated under any Environmental Law, including without limitation, asbestos, asbestos-containing materials, lead or lead-based paint, polychlorinated biphenyls, mould, mildew, or fungi, oil, waste oil, petroleum, petroleum productions, or urea formaldehyde foam insulation; and any other material or substance which may pose a threat to the environment or to human health or safety.

(rr)	“Indemnified Party” has the meaning ascribed thereto in Section 6.3.

(ss)	“Indemnifying Party” has the meaning ascribed thereto in Section 6.3.

(tt)	“Lands” means, collectively, the Tower Lands and the Buffer Lands and all easements and other rights appurtenant thereto.

(uu)
“Leases” means all present and future leases, subleases, licenses, sublicenses, occupancy agreements and other rights granted by or on behalf of a Vendor (or its predecessor in title or nominee) to a Person to possess, use or occupy space within the Property, and all offers and agreements to enter into any such lease, sublease, license, sublicense, occupancy agreement or other agreement with respect to the Property, together with all security, guarantees and indemnities of the tenants’, subtenants’ and licensees’ obligations thereunder and amendments, renewals, or extensions thereto and including without limitation, any parking and storage space leases, the Operating Lease and the Retail Concourse Head Lease, as amended, supplemented, restated or assigned from time to time; and “Lease” means any one of the Leases.

(vv)	“LRO” means the Land Titles Division of the Toronto Registry Office (No. 66).

(ww)
“Management Agreement” means any existing property management agreement between the Vendor and its Affiliates with respect the management of the Property or any part thereof, as amended, restated, supplemented or assigned from time to time.

(xx)	“Non-Assignable Rights” has the meaning ascribed thereto in Section 7.1.

(yy)	“Notice” has the meaning ascribed thereto in Section 8.14.

(zz)
“Operating Lease” means the Amended and Restated Bay-Wellington Tower Operating Lease dated as of January 1, 2010, between the Vendor and Brookfield Place Properties, as landlord, and Brookfield Wellington, as tenant, as amended, supplemented, restated or assigned from time to time.

(aaa)	“Original Claim” has the meaning ascribed thereto in Section 6.3.

(bbb)	“Permitted Encumbrances” means, with respect to the Property:

(i)	all Leases;

(ii)	all encumbrances registered against the Property under the LRO or the Vendor under the PPSA as at the date hereof;

(iii)	all encumbrances securing the Assumed Debt; and

(iv)	all encumbrances listed on Schedule “A”.

(ccc)
“Person” means an individual, partnership, corporation, trust, unincorporated organization, government, or any department or agency thereof, and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual.

(ddd)	“Post Closing Adjustments” has the meaning ascribed thereto in Section 2.3.1.

(eee)	“PPSA” means the Personal Property Security Act (Ontario), as the same may be amended from time to time.

(fff)	“Property” means, collectively, the Lands and the Buildings.

(ggg)	“Purchase Price” means $854,400,000.

(hhh)	“Purchaser” means Brookfield Office Properties Canada LP and its successors and permitted assigns.

(iii)	“Rechargeable Sum Estimates” has the meaning ascribed thereto in Section 2.3.2.

(jjj)	“Rechargeable Sums” has the meaning ascribed thereto in Section 2.3.2.

(kkk)
“Reimbursable Expenditures” means, collectively, (i) all capital expenditures incurred by the Vendor or its predecessors in interest with respect to the Brookfield Place Assets after December 31, 2009 that were disclosed in the Business Plan, and (ii) all expenses (including all commissions, legal fees and expenses, tenant allowances, tenant inducements, and lease take-over, assignment, assumption or similar expenses) that were incurred by the Vendor or its predecessors in interest with respect to the Brookfield Place Assets and all Leases in respect of which the Tenants were given possession of their leased premises after January 1, 2010, to the extent that any such capital expenditures and expenses have not been reimbursed by Tenants as at the Closing Date.

(lll)
“Rent Roll” means, collectively, the Bay Wellington Tower Rent Roll with Month to Month Tenancy and BF Place Retail Concourse Inc. Rent Roll with Month to Month Tenancy reports dated October 22, 2009 (and revised Bay Wellington Tower Rent Roll dated November 9, 2009), that was provided to the Valuator or its agents.

(mmm)	“Residential Density” has the meaning ascribed thereto in the Taller Building Agreement.

(nnn)	“Retail Concourse” means the airspace and improvements leased to Galleria pursuant to the Retail Concourse Head Lease.

(ooo)
“Retail Concourse Head Lease” means the Retail Head Lease among Bimford Properties Inc., CT Tower Investments Inc., BCE Place (Wellington) Limited (now Brookfield Wellington), Brookfield Development Corporation (now Brookfield Properties, which assigned its interest to the Vendor) and BCE Place Limited (now Brookfield Place Properties), as head lessors, Galleria, as head lessee, and Omers Realty Canada Inc., Brookfield Development Corporation (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties) and Truscan Realty Inc., as co-owners, as amended, supplemented, restated or assigned from time to time.

(ppp)
“Retail Concourse Management Agreement” means the Retail Concourse Management Agreement dated March 30, 1995 between (i) Galleria, (ii) Brookfield Development Corporation (now Brookfield Properties), as manager, (iii) CT Tower Investments Inc., Brookfield Development Corporation (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties) and BCE Place (Wellington) Limited (now Brookfield Wellington), as shareholders of Galleria and head lessors of the Retail Concourse, and (iv) OMERS Realty Canada Inc., Brookfield Development Corporation (now Brookfield Properties) and Truscan Realty Limited, as shareholders of CT Tower Investments Inc.; which agreement was assigned (A) by Truscan Property Corporation (the successor in interest to Truscan Realty Limited) to 1512824 Ontario Limited and Omers Realty Canada Inc., (B) by 1512824 Ontario Limited and Brookfield Properties (as to certain of their interests) to OREC CTT Leaseholds Inc., as amended, supplemented, restated or assigned from time to time, and (C) by Brookfield Properties to the Vendor with respect to its rights as shareholder of Galleria and head lessor of the Retail Concourse.

(qqq)	“Retail Concourse Manager” means Brookfield Properties, or such other Person as may be appointed from time to time, under the Retail Concourse Management Agreement.

(rrr)
“Taller Building Agreement” means the agreement dated as of December 7, 1987, originally between Inaugural Investments Limited (now Gentra Canada Investments Inc.), BCE Place Limited (now Brookfield Place Properties), BCED Realty Inc. (now Brookfield Properties), Brookfield Wellington, Truscan Realty Limited, Bay-Front Properties Inc. (now OMERS Realty Corporation), BCE Development Corporation and various other parties as mortgagees, as amended, supplemented, restated or assigned from time to time.

(sss)	“Tenants” means all Persons having a right to possess or occupy the Property or any part thereof now or hereafter pursuant to a Lease.

(ttt)	“Third Party Claim” has the meaning ascribed thereto in Section 6.3.

(uuu)	“Tower Lands” means the lands legally described as PIN 21408-0002(LT), Parcel Plan-1, Section 66M2267, being Blocks A & B, Plan 66M-2267, City of Toronto.

(vvv)	“Transaction” means the purchase and sale of the Brookfield Place Assets provided for in this Agreement.

(www)	“Valuator” means Macquarie Capital Markets Canada Ltd.

(xxx)	“Vendor ” means BPO Sub Amalco Inc.

(yyy)	“Warranties” means the existing warranties and guarantees, if any, for the construction and operation of the Buildings.

1.2	Schedules

The following are the Schedules annexed hereto or to be annexed hereto and incorporated by reference and deemed to be a part hereof:

Schedule “A”	—	Permitted Encumbrances

ARTICLE 2
AGREEMENT OF PURCHASE AND SALE

2.1	Agreement of Purchase and Sale

On the Closing Date, the Vendor hereby agrees to sell, transfer, assign, set over and convey the Brookfield Place Assets to the Purchaser, and the Purchaser hereby agrees to purchase and acquire the Brookfield Place Assets at the Purchase Price and to assume all Assumed Liabilities on the Closing Date, on and subject to the terms and conditions set out in this Agreement.

2.2	Method of Payment of Purchase Price

On Closing the Purchase Price will be satisfied as follows:

2.2.1       as to an amount equal to the outstanding amount of the Assumed Debt on the Closing Date, by the Purchaser assuming the Assumed Debt, which outstanding amount is approximately $326,900,000;

2.2.2       as to an amount equal to $424,000,000, by the Purchaser delivering to the Vendor 20,304,607 Class B Units that have been validly issued and are fully paid and non-assessable (each of which has been valued at $20.88 per Class B Unit); and

2.2.3       as to the balance of the Purchase Price (representing approximately $103,500,000) by way of wire transfer of immediately available funds.

The parties agree that all adjustments to the Purchase Price contemplated herein will be made by way of cash subsequent to the Closing Date.

2.3	Adjustments

2.3.1       Except as otherwise provided herein, (i) the Vendor will be responsible for all expenses and liabilities other than Reimbursable Expenditures, and be entitled to receive all revenues, accrued in respect of the Brookfield Place Assets prior to the Closing Date, and (ii) the Purchaser will be responsible for all expenses and liabilities accruing from and including the Closing Date and all Reimbursable Expenditures, and be entitled to receive all revenues accruing from and including the Closing Date in respect of the Brookfield Place Assets.  All adjustments for basic rent, additional rents, percentage rents, parking income, damage/security deposits and interest thereon, if any, prepaid rents and interest thereon, if any, and other income and operating expenses, prepaid expenses relating to the Brookfield Place Assets, amounts paid and payable under the Leases, Contracts and Permitted Encumbrances, utilities, taxes (including local improvement charges and assessments and business taxes) and other adjustments established by the usual practice in Toronto for the purchase and sale of property similar to the Property, will be made as of the Closing Date and will be paid on the Closing Date pursuant to the statement of adjustments to be prepared by the Vendor and approved by the Purchaser, each acting reasonably; provided that the Purchaser will not be given credit for any monies not actually received by the Vendor prior to the Closing Date.  If the final cost or amount of any item which is to be adjusted cannot be determined at Closing, then an initial adjustment for such item will be made at Closing, such amount to be estimated by the Vendor, acting reasonably, as of the Closing Date on the basis of the best evidence available at the Closing as to what the final cost or amount of such item will be.  All amounts which have been estimated as at the Closing Date because they have not been finally determined at that date (the “Post Closing Adjustments”) will be finally adjusted on a post-closing basis once the Post Closing Adjustments have been determined and finalized.  In each case when a Post Closing Adjustment is determined, the Vendor or the Purchaser, as the case may be, will within thirty (30) days of determination, provide a complete statement thereof, together with particulars relating thereto in reasonable detail, to the other and within thirty (30) days thereafter the parties hereto will make a final adjustment as of the Closing Date for the Post Closing Adjustment in question.  In the absence of agreement by the parties hereto, the final amount of any Post Closing Adjustment will be determined pursuant to Section 2.3.7.  The Vendor and Purchaser hereby agree to readjust and pay the amount of any Post Closing Adjustments as may be owing pursuant to the provisions of this Agreement.  All adjustments and Post Closing Adjustments to be made pursuant to this Section 2.3 will, in any event, be completed on or before the end of the 18th month following the Closing Date (the “Final Adjustment Date”), will be satisfied by way of cash or immediately available funds, and no claim for any re-adjustment may be made by either party thereafter.

2.3.2       The parties acknowledge that under the terms of certain Leases, portions of certain payments, such as realty taxes, capital taxes, large corporation taxes and operating costs, although paid by the landlord, may be charged to and payable by the Tenants under such Leases (the “Rechargeable Sums”) and are collected from such Tenants in monthly instalments on the basis of the landlord’s estimates (the “Rechargeable Sum Estimates”).  The Rechargeable Sum Estimates are subject to adjustment with the Tenants when the total amounts of the Rechargeable Sums are finally determined.  For greater certainty, Rechargeable Sums will not include any expenditures or any portion thereof which are not recoverable from the Tenants under the Leases or any Reimbursable Expenditures (for which the Purchaser is responsible).  It is agreed that the Vendor and the Purchaser will be responsible to conclude all final reconciliations and to make all payments and satisfy all obligations with all Tenants relating to the Rechargeable Sums and Rechargeable Sum Estimates to the Closing Date, provided however that the Vendor and the Purchaser will readjust any amount which either of them determines, acting reasonably, prior to the Final Adjustment Date, as a result of such final reconciliations with Tenants or as a result of an audit by a Tenant, were incorrectly or inaccurately adjusted or neglected to be adjusted between the Purchaser and the Vendor pursuant to the terms hereof.

2.3.3       There will be no adjustment for rent or recoveries in arrears.  Arrears of rent or recoveries which have accrued prior to the Closing Date will remain the property of the Vendor.  The Purchaser and the Vendor will use commercially reasonable efforts to collect on behalf of and at the expense of the Vendor any arrears of rent or recoveries existing as of the Closing Date. Any amounts received after Closing by or on behalf of the Vendor or the Purchaser from or with respect to any Tenant who is in arrears in the payment of rent or recoveries as of the Closing Date will be applied as follows:

(a)	first, against rent and Rechargeable Sums due and owing, including any arrears accrued, after the Closing Date; and

(b)	thereafter, the excess, if any, against the arrears accrued on or prior to the Closing Date.

After the Closing Date, the Vendor will have the right to recover from Tenants by way of an action in debt, any arrears of rentals or recoveries which accrued prior to the Closing Date, but for greater certainty, the Vendor’s rights to recover arrears of rentals and recoveries which accrued prior to the Closing Date will not include the right to seek termination or possession or the right to distress. The Vendor will provide the Purchaser with prior written notice before instituting legal proceedings to recover arrears of rentals and recoveries and the Purchaser agrees, acting reasonably, at the Vendor’s expense, to cooperate with the Vendor in its attempts to recover such arrears and recoveries.

2.3.4       The Vendor and the Purchaser hereby acknowledge and agree that:

(a)
unless otherwise agreed in writing and except with respect to Reimbursable Expenditures, the Vendor will be responsible for and liable to pay and will pay (and, if unpaid by Closing, same will be shown as an adjustment in favour of the Purchaser on the statement of adjustments and, if shown on the statement of adjustments, the Purchaser will assume responsibility for paying same):

(i)
the costs and expenses (including, without limitation, utilities) in respect of the Property or the operation and maintenance of the Property accrued in respect of or for a period prior to Closing (in each case, without duplication of amounts adjusted pursuant to Section 2.3.2);

(ii)	any real estate or leasing commissions in respect of the Leases other than leasing commissions that constitute Reimbursable Expenditures (for which the Purchaser is responsible);

(iii)
any tenant inducements or tenant allowances payable under the Leases, other than free or reduced rent periods and rent rebates that were disclosed in the Rent Roll or the Business Plan and tenant inducements and allowances that constitute Reimbursable Expenditures, all of which will be the responsibility of the Purchaser;

(iv)
any costs and expenses of any lease take-over, assignment, assumption or other similar commitments to Tenants or to third parties required pursuant to the Leases, other than any such costs and expenses that constitute Reimbursable Expenditures (for which the Purchaser is responsible);

(v)
the costs and expenses of any landlord’s work or improvements to rentable or rental space in the Buildings required and arising pursuant to the Leases, other than any such costs and expenses that constitute Reimbursable Expenditures (for which the Purchaser is responsible); and

(vi)	realty taxes accrued in respect of or for the period prior to Closing;

(b)
the Purchaser will be responsible for all the trustee’s legal fees and disbursements and the fees and expenses of bondholders, in each case, payable in respect of the transfer of the Brookfield Place Assets to the Purchaser and the assumption by the Purchaser of the Assumed Debt and Assumed Debt Documents;

(c)
the Purchaser will not be entitled to be paid or receive the benefit of any amount payable or owing under the Leases for rent or any other amounts for any period prior to Closing (including without limitation accounts receivable under and pursuant to the Leases as at Closing), all of which will remain the sole property of the Vendor.  Subject to Section 2.3.3, any such amounts received by or on behalf of the Purchaser after the Closing Date will be paid over to the Vendor; and

(d)
in the event that there are any realty or business tax appeals for the period prior to Closing, the Vendor may, at its option and sole expense, continue such appeals and will be entitled to receive any payments resulting therefrom except to the extent that such payments are properly payable to any Tenants or other Persons, including without limitation any agent conducting such appeal on behalf of the Vendor.  If the Vendor elects to not continue such appeals, the Purchaser will have the right to assume carriage of and pursue such appeals in its own name and at its sole expense and will be entitled to receive any payments resulting therefrom except to the extent that such payments are properly payable to any Tenants or other Persons.

2.3.5       Except for Reimbursable Expenditures, there will be no adjustment for amortized capital or other expenditures which were incurred prior to the Closing Date, but are to be recovered from Tenants following the Closing Date.

2.3.6       For a period of 7 years after the Closing Date, each party will provide (or cause to be provided) to each of the other parties and its respective auditors, during normal business hours at any time and from time to time after Closing upon reasonable prior notice, access to its books, files and records relating to the Property, for the purpose of calculating or verifying the amount of any Adjustments, Rechargeable Sums and Rechargeable Sum Estimates.

2.3.7       In the absence of agreement by the parties hereto in respect of any Adjustments or Post Closing Adjustments to be made pursuant to Section 2.3, the amount of any such Adjustments or Post Closing Adjustments will be determined by the Auditors, which determination will be final and binding on the parties hereto.  The cost of such determination by the Auditors will be shared equally between the parties hereto.

2.3.8       The provisions of this Section 2.3 will not merge on Closing.

2.4	Tax Election

The Vendor and the Purchaser will jointly elect under subsection 97(2) of the Act and any analogous provincial legislation, in prescribed form and within the prescribed time for purposes of the Act and any such analogous legislation, with respect to the Brookfield Place Assets, and will agree in such elections, subject to the provisions of applicable law, that the Vendor’s proceeds of disposition and the Purchaser’s cost of acquiring the Brookfield Place Assets will be an amount equal to the cost amount of the Brookfield Place Assets within the meaning of and as determined under the Act, which amount will equal $430,400,000 in the aggregate.  In the event that Canada Revenue Agency or any other relevant taxation authority alleges that the amount so elected does not comply with the requirements of subsection 97(2) of the Act or any other analogous provisional legislation, the Vendor and the Purchaser agree to amend the relevant elections so that the election amount in such elections is as determined by agreement between the Vendor, the Purchaser and such taxation authority, or by a final determination of a court of competent jurisdiction.

2.5	Outstanding Matters

2.5.1       The Vendor agrees to complete all work and supply all materials and improvements required to be done, supplied or completed by the Vendor on or before the Closing Date as landlord pursuant to any of the Leases, including any obligations to make by the Closing Date any special payment such as leasehold improvement allowances, tenant buyouts or lease takeover payments and indemnities relating thereto.

2.5.2       The Vendor agrees to comply with any work order or orders relating to the Property which are issued and required to be completed prior to the Closing Date, from any governmental authority including police or fire department, sanitation or health authorities or any other federal, provincial or municipal authority having jurisdiction relating to the work orders.

2.6	Post Closing Rental Receipts by Vendor

The Vendor covenants and agrees that, in respect of all rental cheques and rental receipts received by the Vendor with respect to the period after Closing, the Vendor will receive same and deliver the same to the Purchaser (or as it may direct) endorsed in its name.

ARTICLE 3
CONDITIONS

3.1	Conditions for Vendor

The obligation of the Vendor to complete the Transaction will be subject to the satisfaction of, or compliance with, at or prior to the time of Closing, each of the following conditions (each of which is acknowledged to be for the exclusive benefit of the Vendor):

3.1.1       the Final Order will have been obtained;

3.1.2       payment by the Purchaser of the Purchase Price, including the execution and delivery by the Purchaser of the Class B Units contemplated by Section 2.2, and all of the other terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser will have been complied with or performed in all material respects;

3.1.3       the representations or warranties of the Purchaser set out in Section 5.2 being true and accurate in all material respects;

3.1.4       the parties will have obtained an Advance Ruling Certificate under Section 102 of the Competition Act (Canada);

3.1.5       the Vendor will have obtained, in form and content satisfactory to the Vendor and the Purchaser, acting reasonably, all material third party consents and waivers necessary to convey, transfer and assign the Brookfield Place Assets to the Purchaser;

3.1.6       no court of competent jurisdiction will have issued any order to enjoin, restrict or prevent the completion of the sale by the Vendor of the Brookfield Place Assets to the Purchaser;

3.1.7       the Vendor will have received any approvals required of the trustee and/or bondholders under the Assumed Debt to the sale of the Brookfield Place Assets to the Purchaser, and the assumption of the Assumed Debt by the Purchaser; and

3.1.8       the Brookfield III Rights Agreement will be executed and delivered by the parties thereto, all other all Closing Documents to be executed and/or obtained by the Purchaser will have been provided to the Vendor, and all of the other terms and conditions of this Agreement to be complied with or performed by the Purchaser will have been complied with or performed in all material respects.

The conditions set forth in Section 3.1 are for the benefit of the Vendor and may be waived in whole or in part by the Vendor by Notice to the Purchaser on or before the applicable dates referred to above.  If the Vendor completes the Transaction, all conditions will be deemed to have been satisfied or waived without further action.

3.2	Conditions for Purchaser

The obligations of the Purchaser to complete the Transaction will be subject to the satisfaction of, or compliance with, at or prior to the time of Closing, each of the following conditions (each of which is acknowledged to be for the exclusive benefit of the Purchaser):

3.2.1       the Final Order will have been obtained;

3.2.2       the representations or warranties of Vendor set out in Section 5.1 will be true and accurate in all material respects and there will have been no material changes to the representations or warranties of the Vendor;

3.2.3       the parties will have obtained an Advance Ruling Certificate under Section 102 of the Competition Act (Canada);

3.2.4       the Vendor will have obtained and delivered to the Purchaser any material third party consents and waivers necessary to convey, transfer and assign the Brookfield Place Assets to the Purchaser;

3.2.5       no court of competent jurisdiction will have issued any order to enjoin, restrict or prevent the completion of the sale of the Brookfield Place Assets to the Purchaser;

3.2.6       the Purchaser will have received any approvals required of the trustee and/or bondholders under the Assumed Debt to the sale of the Brookfield Place Assets to the Purchaser, and the assumption of the Assumed Debt by the Purchaser;

3.2.7       the Brookfield III Rights Agreement will be executed and delivered by the parties thereto and all other Closing Documents to be executed and/or obtained by the Vendor will have been provided to the Purchaser;

3.2.8       the Vendor’s solicitors will have delivered in favour of the Purchaser a title opinion with respect to the Property in form and content acceptable to the Purchaser, acting reasonably; and

3.2.9       all of the other terms and conditions of this Agreement to be complied with or performed by the Vendor will have been complied with or performed in all material respects.

The conditions set forth in Section 3.2 are for the benefit of the Purchaser, and may be waived in whole or in part by the Purchaser by notice to the Vendor on or before the applicable dates referred to above.  If the Purchaser completes the Transaction, all conditions will be deemed to have been satisfied or waived without further action.

3.3	Non-Satisfaction of Conditions

In the event any of the conditions set forth in Section 3.1 or Section 3.2 are not satisfied or waived as therein provided on or before the applicable date referred to in Section 3.1 or Section 3.2 (as the case may be), this Agreement will be terminated, and rendered null and void and of no further force or effect whatsoever.  If by 4:00 p.m. (Toronto time) on the applicable dates referred to in Section 3.1 or Section 3.2, the party having the benefit of the condition precedent has not given Notice to the other that a condition precedent has been satisfied or waived, then the agreement constituted by the acceptance hereof will be null and void whereupon neither the Vendor nor the Purchaser will have any continuing rights or obligations hereunder (save in respect of provisions which are stated to survive the termination of this Agreement).  Except as set out in Sections 3.1.5 and 3.2.4, the closing of the Transaction by a party will however be deemed to be a waiver by such party of compliance with any condition inserted for its benefit and not satisfied at Closing to the extent such party was aware of such non-compliance prior to Closing.

ARTICLE 4
CLOSING DOCUMENTS

4.1	Closing Arrangements

The Closing will occur on the Closing Date at such time and place as the parties mutually agree.  All documents and monies will be delivered in accordance with the provisions of this Article 4.  If any conditions are not fulfilled on or prior to the scheduled Closing Date, provided none of the Purchaser nor the Vendor has received confirmation that any of such conditions will not be satisfied, either party may extend the Closing Date to a reasonable date by which such outstanding condition(s) is expected to be fulfilled.

4.2	Vendor’s Closing Documents

On or before Closing, subject to the provisions of this Agreement, the Vendor will execute or cause to be executed and will deliver or cause to be delivered to the Purchaser the following:

4.2.1       a general conveyance and assumption agreement in such form as is approved by the parties hereto;

4.2.2       a transfer of the issued and outstanding shares of Brookfield Place Properties, 122509, Brookfield Wellington and Galleria that form part of the Brookfield Place Assets, together with all share certificates representing the same;

4.2.3       if the Closing Date does not occur on the date of this Agreement, a certificate of the Vendor confirming that the representations and warranties made by it pursuant to this Agreement are true and correct in all material respects as at the Closing Date (subject to any exceptions noted therein);

4.2.4       all consents or waivers from or notifications to any third Persons required under the terms of any of the Assumed Liabilities or otherwise in connection with the conveyance, transfer and assignment of the Brookfield Place Assets to the Purchaser;

4.2.5       all other documents which the Purchaser reasonably requests to give effect to the Transaction and to result in the proper transfer, assignment and conveyance of the Brookfield Place Assets to the Purchaser, free and clear of all encumbrances other than Permitted Encumbrances.

All documentation will be in form and substance acceptable to the Purchaser and its solicitors, each acting reasonably and in good faith.

4.3	Purchaser’s Closing Documents

On or before Closing, subject to the terms and conditions of this Agreement, the Purchaser will execute and will deliver or cause to be delivered to the Vendor the following:

4.3.1       all Class B Units provided for in Section 2.2 together with such resolutions, certificates and opinions as the Vendor or its counsel may require in respect of the same;

4.3.2       a general conveyance and assumption agreement in such form as is approved by the parties hereto;

4.3.3       if the Closing Date does not occur on the date of this Agreement, a certificate of the Purchaser confirming that the representations and warranties made by it pursuant to this Agreement are true and correct in all material respects as at the Closing Date (subject to any exceptions noted therein); and

4.3.4       all other documents which the Vendor reasonably requests to give effect to the Transaction and to result in the proper assumption of and indemnities with respect to the Assumed Liabilities by the Purchaser, including any acknowledgements and assumption agreements required to be provided under the terms of the Assumed Liabilities, the Assumed Debt Documents or Permitted Encumbrances.

All documentation will be in form and substance acceptable to the Vendor and its solicitors, each acting reasonably and in good faith.

4.4	Registration and Other Costs and Goods and Services Tax

Each of the Vendor and the Purchaser will be responsible for the costs of its solicitors and advisors in respect of the Transaction.  The Purchaser will be responsible for and pay all registration fees, all costs and fees relating to the request for an advance ruling certificate under the Competition Act (Canada), all transfer taxes and sales taxes payable in respect of the transfer of the Brookfield Place Assets to the Purchaser, and all costs and fees related to any consents, agreements and registrations to be completed at Closing in respect of the Assumed Debt or Assumed Liabilities.  The Purchaser covenants in favour of the Vendor that that it will (i) self-assess and remit any GST to the Receiver General of Canada and/or other provincial agency, if applicable, when and to the extent required by the Excise Tax Act (Canada) or the relevant provincial legislation (collectively, the “ETA”), and (ii) indemnify the Vendor from and against all GST, penalties, costs and interest payable by or assessed against the Vendor as a result of any failure by the Purchaser to pay the GST, if any, payable under Part IX of the ETA, in respect of its purchase of the Brookfield Place Assets.  The provisions of this Section 4.4 will survive and will not merge on Closing.

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1	Vendor Representations

The Vendor hereby represents and warrants to and in favour of the Purchaser that:

5.1.1       Each of the Vendor, 1225209, Brookfield Place Properties and Brookfield Wellington is a corporation existing under and governed by the laws of its jurisdiction of incorporation, and has the necessary authority, power and capacity to own its respective interests in the Brookfield Place Assets and, in the case of the Vendor, to enter into this Agreement and the documents and transactions contemplated herein and to carry out the agreement of purchase and sale constituted on the execution and delivery of this Agreement on the terms and conditions herein contained;

5.1.2       The Vendor owns the Brookfield Place Assets (including all of the issued and outstanding shares of 1225209 and Brookfield Place Properties) free and clear of all material encumbrances other than the Permitted Encumbrances;

5.1.3       No Person other than the Vendor holds, or has been granted by the Vendor, any right of first opportunity, right of first refusal, option or other right to hold, purchase or acquire any legal or beneficial interest in the Brookfield Place Assets or part thereof except for any rights of good faith negotiation contained in the Phase 2 Lands Agreement dated August 30, 1988 between BCED Realty Inc. (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties) and Bay-Front Properties Inc. and Ontario Municipal Employees Retirement Board, which rights have been waived in respect of the Transaction;

5.1.4       The agreement of purchase and sale constituted on the execution and delivery of this Agreement, and the obligations of the Vendor hereunder and under each document and transaction contemplated herein have been, or prior to Closing will have been, duly and validly authorized by all requisite corporate proceedings and constitute legal, valid and binding obligations of the Vendor enforceable against the Vendor in accordance with their terms;

5.1.5       The Vendor is not a non-resident of Canada within the meaning of section 116 of the Income Tax Act (Canada) and is registered for purposes of the ETA;

5.1.6       1225209 and Brookfield Place Properties are the registered owners of all freehold and leasehold interests in the Lands as nominees for the Vendor and have not carried on any business or owned any material assets other than in respect of the Brookfield Place Assets;

5.1.7       Brookfield Wellington has not carried on any business or owned any material asset other than in respect of its interests in the Operating Lease, the Leases and the other Brookfield Place Assets;

5.1.8       The Vendor is the absolute beneficial owner of the Lands and has good and marketable title thereto in fee simple, in each case free of any material encumbrances other than the Permitted Encumbrances and the rights of the other parties to the Contracts, the Leases and the Permitted Encumbrances;

5.1.9       The authorized and issued capital of Galleria consists of 100 common shares, and Brookfield Place Properties is the registered owner of 50 common shares in the capital of Galleria as nominee for the Vendor;

5.1.10     A true and complete copy of the Galleria Shareholders Agreement has been provided or made available to the Purchaser, the Valuator and their agents;

5.1.11      No material default exists under any of Lease or the Galleria Shareholders Agreement by the Vendor or, to the knowledge of the Vendor, by any other party thereto;

5.1.12      To the knowledge of the Vendor, no material authorization, consent or approval of, or filing with or notice to any governmental agency, regulatory body, court or other Person is required in connection with the execution, delivery and performance of this Agreement by the Vendor or the transfer of the Brookfield Place Assets to the Purchaser, other than the consents required under the Competition Act (Canada) and the approvals required in respect of the Arrangement;

5.1.13      The Rent Roll, Business Plan and the operating statements and other financial information delivered to the Valuator or its agents (collectively, the “Disclosed Information”) were true and correct in all material respects as of the dates specified in such information and, to the knowledge of the Vendor, there has been no material adverse change to Disclosed Information as at the date hereof;  there were no material Leases as the date of the Rent Roll other than those disclosed in the Rent Roll;

5.1.14      All material Leases were entered into in the ordinary course of business and on commercial terms and conditions at the time such Leases were entered into, except for any Leases in respect of which any of the Vendor, Brookfield Wellington is a party as tenant;

5.1.15      The Vendor has not knowingly withheld from the Valuator or the Purchaser any material information (including any material information relating to the condition of the Buildings) or any material documentation that would adversely affect a valuation of the Brookfield Place Assets;

5.1.16      All material Leases and Contracts with parties other than the Vendor, 1225209, Brookfield Place Properties or Brookfield Wellington were entered into in the ordinary course of business and on commercial terms and conditions;

5.1.17      To the knowledge of the Vendor, (i) there are no material defaults under any of the material Leases or Contracts that would have a material adverse effect on the value of the Property, except for any such defaults as were disclosed in the Disclosed Information, and (ii) there are no material disputes between the Vendor or Brookfield Wellington and any Tenants under any material Leases relating to any defaults by the landlords under such material Leases;

5.1.18      To the knowledge of the Vendor, as at the date hereof, the Buildings were constructed in a good and workmanlike manner and there are no material structural defects with respect to the Buildings except those that were disclosed to the Valuator or its agents or in respect of which the Vendor (or its predecessor in interest) has undertaken a capital program or major maintenance program, in each case that were disclosed to the Valuator or its agents as part of the Disclosed Information;

5.1.19      To the knowledge of the Vendor, as at the date hereof, no material written notice has been received by the Vendor which remains outstanding from any governmental authority or quasi-governmental authority advising of any material defect in the construction of the Buildings or any installations therein or relating to any work order;

5.1.20      To the knowledge of the Vendor: (i) the Buildings and the operation and maintenance thereof, as now operated and maintained, comply in all material respects with all applicable zoning laws and regulations, municipal or otherwise, (ii) no portion of any Building encroaches in any material respect upon any land not owned or leased by the Vendor, and (iii) there are no material restrictive covenants other than the Permitted Encumbrances, municipal by-laws or other laws or regulations which adversely restrict or prohibit the use of the Property in any material respect for the purposes for which it is presently being used;

5.1.21      To the knowledge of the Vendor, as at the date of the Disclosed Information and except as disclosed within such Disclosed Information, there were no material unpaid (i) real estate or leasing commissions in respect of Leases, (ii) tenant inducements or tenant allowances payable under Leases, (iii) costs and expenses of any lease take-over, assignment, assumption or similar commitments to Tenants or to third parties required pursuant to Leases, or (iv) costs and expenses of landlord’s work or improvements to rentable or rental space in the Buildings required and arising pursuant to Leases;

5.1.22      To the knowledge of the Vendor, no material defaults exist under any of the Permitted Encumbrances or the Assumed Debt Documents that would have a material adverse impact on the value of the Property, and the Assumed Debt is in good standing in all material respects and correct and complete details of the terms of the Assumed Debt were provided by the Vendor to the Valuator or its agents;

5.1.23      There are no pending, or to the knowledge of the Vendor, threatened expropriation proceedings relating to the Property;

5.1.24      There are no material actions, suits or proceedings pending or, to the knowledge of the Vendor, threatened against or affecting the Vendor with respect to the Brookfield Place Assets, at law or in equity or before any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or agencies, which have a reasonable likelihood of success and would, if successful, materially adversely affect the value of the Brookfield Place Assets on which the Purchase Price was based;

5.1.25      The Ongoing Litigation will not result in the Purchaser incurring any material loss, cost or expense;

5.1.26      Except for the reimbursement to the property manager of the Property of certain salary, benefit and other employee costs as contemplated pursuant to the Management Agreement, there are no employees employed in connection with the Property in respect of which the Purchaser will incur any liabilities whatsoever as a result of the completion of the Transaction;

5.1.27      To the knowledge of the Vendor, the operation and occupation of the Property complies in all material respects with all Environmental Laws and there are no pending material claims or orders issued by any governmental authority under Environmental Laws with respect to the Property; and

5.1.28     Each of Brookfield Wellington, 1225209 and Brookfield Place Properties has filed all tax returns required to be filed by it in all applicable jurisdictions and has paid all material taxes required to be paid by it.

For the foregoing purposes of Section 5.1, “to the knowledge of the Vendor” or similar words means to the Vendor’s knowledge after having made appropriate enquiries of those senior officers and employees of the Vendor who, in the normal course, would be possessed of the relevant information relating to the Brookfield Place Assets.

5.2	Purchaser’s Representations

The Purchaser hereby represents and warrants to and in favour of the Vendor that:

5.2.1       It is existing under and governed by the laws of its jurisdiction of creation, with the necessary authority, power and capacity to own the Brookfield Place Assets and to enter into this Agreement and the documents and transactions contemplated herein and to carry out the agreement of purchase and sale constituted on the execution and delivery of this Agreement on the terms and conditions herein contained;

5.2.2       The agreement of purchase and sale constituted on the execution and delivery of this Agreement and the obligations of the Purchaser hereunder and the documents and the Transaction contemplated herein have been, or prior to Closing will have been, duly and validly authorized by all requisite corporate proceedings and constitute legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms;

5.2.3       The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada); and

5.2.4       the Purchaser has not retained the services of any real estate broker or agent in connection with the Transaction contemplated by this Agreement.

5.3	Survival of Representations

5.3.1       To the extent that they have not been fully performed at or prior to the time of Closing, the covenants, representations and warranties contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement will survive the Closing and will continue for the applicable limitation period provided, however, that:

5.3.1.1         All such representations and warranties, except those contained in Sections 5.1.1, 5.1.4 and 5.1.28, will terminate at the expiration of 12 months following the Closing;

5.3.1.2         The representations and warranties contained in Sections 5.1.1 and 5.1.4 will survive indefinitely;

5.3.1.3         The representations and warranties contained in Section 5.1.28 will terminate on the expiry of the period ending on the date that is 90 days after the date on which no assessment, reassessment or other document assessing liability for tax (or interest or penalties thereon) may be issued to any of the companies referred to in Section 5.1.28 pursuant to the applicable tax legislation; and

5.3.1.4         No claim for breach of representation or warranty will be valid unless the party against whom the claim is made has been given notice thereof before the date on which the applicable representation or warranty will have terminated in accordance with this Section 5.3.

5.3.2       The party which has received a representation or warranty in this Agreement will give Notice to the other party of each breach of the representation or warranty, together with details thereof, promptly after becoming aware of the breach and no later than the one year anniversary of the Closing Date.

ARTICLE 6
INDEMNIFICATION

6.1	Indemnification by the Vendor

The Vendor will indemnify and save the Purchaser harmless for and from all losses suffered by the Purchaser as a result of any breach of representation, warranty or covenant on the part of the Vendor contained in this Agreement or in any certificate or document delivered to the Purchaser pursuant to or contemplated by this Agreement.

6.2	Indemnification by the Purchaser

The Purchaser will indemnify and save the Vendor harmless for and from all losses suffered by the Vendor as a result of any breach of representation, warranty or covenant on the part of the Purchaser contained in this Agreement or in any certificate or document delivered to the Vendor pursuant to or contemplated by this Agreement.

6.3	Notice of Claim

If the Vendor or the Purchaser wishes to make a claim for indemnification (a “Claim”) pursuant to this Article 6 (such Party wishing to make a claim for indemnification herein collectively called the “Indemnified Party”) against the Purchaser or the Vendor, as the case may be (herein collectively called the “Indemnifying Party”), the Indemnified Party will promptly give notice to the Indemnifying Party of the Claim.  Such notice will specify whether the Claim originates with the Indemnified Party (an “Original Claim”) or with a Person other than the Indemnified Party (a “Third Party Claim”), and will also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim; and

(b)	the amount of the Claim, or, if an amount is not then determinable, an approximate and reasonable estimate of the potential amount of the Claim.

6.4	Procedure for Indemnification

6.4.1       Original Claims.  Following receipt of notice of an Original Claim from an Indemnified Party, the Indemnifying Party will have 30 days to make such investigation of the Original Claim as the Indemnifying Party considers necessary or desirable.  For the purpose of such investigation, the Indemnified Party will make available to the Indemnifying Party and its authorized representatives the information relied upon by the Indemnified Party to substantiate the Original Claim.  If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of the Original Claim, the Indemnifying Party will immediately pay to the Indemnified Party the full agreed upon amount of the Original Claim.  If the Indemnified Party and the Indemnifying Party do not agree within such period (or any mutually agreed upon extension thereof), the Parties agree that the Indemnified Party will be entitled to bring an action in a court of law to recover the full amount of the Claim and any costs incidental to the action.

6.4.2       Third Party Claims.

6.4.2.1         With respect to any Third Party Claim, the Indemnifying Party will have the right, at its own expense, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim and, in such event, the Indemnifying Party will reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses as a result of such participation or assumption.  If the Indemnifying Party elects to assume such control, the Indemnified Party will cooperate with the Indemnifying Party, will have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifying Party and the Indemnified Party will be retained by the Indemnifying Party.

6.4.2.2         If the Indemnifying Party, having elected to assume control as contemplated in Section 6.4.2.1 above thereafter fails to defend any such Third Party Claim within a reasonable time, the Indemnified Party will be entitled to assume such control and the Indemnifying Party will be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

6.4.3       Additional Rules and Procedures.  The obligation of a Party to indemnify the other Party pursuant to this Article 6 will also be subject to the following:

6.4.3.1         Any Claim arising as a result of any breach of representation, warranty or covenant on the part of any party contained in this Agreement or in any certificate or document delivered by such party pursuant to or contemplated by this Agreement will be made not later than the date on which, pursuant to Section 5.3, such representation or warranty terminated.

6.4.3.2          An Indemnifying Party will have no obligation to indemnify the other Party in respect of any individual breach of a representation, warranty or covenant unless the losses arising from such breach exceed $100,000 and the aggregate of all losses for all such breaches exceed the Basket Amount.

6.4.3.3          An Indemnifying Party’s obligation to indemnify will only apply if: (i) all losses in respect of which it is or has been required to indemnify in accordance with Section 6.4.3.2, in the aggregate, exceed $10,000,000 (the “Basket Amount”), and then will be liable for the Basket Amount and the aggregate cumulative amount of such Losses that exceed the Basket Amount, and (ii) Claims in respect of which it is required to indemnify  are made before the expiration of the 12 month anniversary date of the Closing (other than claims arising as a result of a breach of a representation or warranty contained in Sections 5.1.1, 5.1.4 and 5.1.28, in respect of which such 12 month period will be extended to the expiry of the period specified in Section 5.3.1.2 or Section 5.3.1.3, as applicable).

6.4.3.4          An Indemnified Party will not be entitled to recover any losses consisting of indirect, special, punitive or consequential damages or lost profits and will only be entitled to recover amounts in respect of direct damages.

6.4.3.5          No person will be entitled to indemnification under this Article 6 if, on the Closing Date, such Person had actual knowledge of the breach of representation, warranty, covenant or agreement with respect to which such Person is seeking indemnification under this Article 6 and had the right to terminate this Agreement in respect thereof but elected not to do so.

6.4.3.6          In the event that any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Laws to make a payment to any Person (a “Third Party”) with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party will, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment.  If the amount of any liability under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party will, forthwith after receipt of the difference from the Third Party, pay such difference to the Indemnifying Party.

6.4.3.7          Except in the circumstance contemplated by Section 6.4.3.6 above and Section 6.4.2.2 and whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnified Party will not negotiate, settle, compromise or pay any Third Party Claim except with the prior written consent of the Indemnifying Party.

6.4.3.8          The Indemnified Party will not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party notice thereof and an opportunity to contest such Third Party Claim.

6.4.3.9          The Purchaser and the Vendor will cooperate fully with each other with respect to Third Party Claims, will keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

6.5	Indemnification Claims

The parties agree that this Article 6 sets out the sole and exclusive manner by which the Vendor may seek monetary compensation from the Purchaser, or by which the Purchaser may seek monetary compensation from the Vendor, for any matter in respect of which the Vendor or the Purchaser may make a Claim under Sections 6.1 or 6.2 or any other provision of this Agreement whereby a party expressly agrees to indemnify the other party, including, for greater certainty, any matter that could result in a Claim under either of those Sections but for Section 6.4.3.2 or Section 6.4.3.2.

ARTICLE 7
NON-ASSIGNABLE RIGHTS

7.1	Assignment of Contracts

Nothing in this Agreement will be construed as an assignment of, or an attempt to assign to the Purchaser, an interest in any Contract to which a Vendor is a party or by which it is bound which is (i) not assignable, or (ii) not assignable without the approval or consent of the other party or parties thereto, without first obtaining such approval or consent (collectively “Non-Assignable Rights”).  The failure to obtain any such approval or consent, or the fact that a Contract is not assignable, will not entitle the Purchaser to terminate this Agreement or to any other right or remedy whatsoever.  In connection with such Non-Assignable Rights, the Vendor will, at the written request of the Purchaser:

7.1.1       apply for and use commercially reasonable efforts to obtain all consents or approvals contemplated by the Contracts, in a form satisfactory to the Purchaser acting reasonably, provided that nothing herein will require the Vendor to make any payment to any other party to any of the Contracts; and

7.1.2       co-operate with the Purchaser in any reasonable and lawful arrangements designed to provide the benefits of such Non-Assignable Rights to the Purchaser, including without limitation, holding any such Non-Assignable Rights in trust for the Purchaser or acting as agent for the Purchaser.

The provisions of this Section 7.1 will survive and will not merge on Closing.

ARTICLE 8
GENERAL

8.1	Planning Act

This Agreement will be effective to create an interest in the Property only if the subdivision control provisions of the Planning Act (Ontario) are complied with on or before Closing.

8.2	Gender and Number

Words importing the singular include the plural and vice versa.  Words importing gender include all genders.

8.3	Captions

The caption, headings and table of contents contained herein are for reference only and in no way affect this Agreement or its interpretation.

8.4	Obligations as Covenants

Each agreement and obligation of any of the parties hereto in this Agreement, even though not expressed as a covenant, is considered for all purposes to be a covenant.

8.5	Applicable Law

This Agreement will be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable thereto and will be treated in all respects as an Ontario contract.

8.6	Currency

All reference to currency in this Agreement will be deemed to be reference to Canadian dollars.

8.7	Invalidity

If any immaterial covenant, obligation, agreement or part thereof or the application thereof to any Person or circumstance, to any extent, will be invalid or unenforceable, the remainder of this Agreement or the application of such covenant, obligation or agreement or part thereof to any Person, party or circumstance other than those to which it is held invalid or unenforceable will not be affected thereby.  Each covenant, obligation and agreement in this Agreement will be separately valid and enforceable to the fullest extent permitted by law.

8.8	Amendment or Waiver of Agreement

No supplement, modification, waiver or termination (other than a termination pursuant to the terms of this Agreement) of this Agreement will be binding unless executed in writing by the parties hereto in the same manner as the execution of this Agreement.  No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision (whether or not similar) nor will any waiver constitute a continuing waiver unless otherwise expressed or provided.

8.9	Time of the Essence

Time will be of the essence of this Agreement.  If anything herein is to be done on a day which is not a Business Day, the same will be done on the next succeeding Business Day.

8.10	Further Assurances

Each of the parties hereto will from time to time hereafter and upon any reasonable request of the other, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to more effectually implement and carry out the true intent and meaning of this Agreement.

8.11	Entire Agreement

This Agreement and any agreements, instruments and other documents herein contemplated to be entered into between, by or including the parties hereto constitute the entire agreement between the parties hereto pertaining to the agreement of purchase and sale provided for herein and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, with respect thereto, and there are no other warranties or representations and no other agreements between the parties hereto in connection with the agreement of purchase and sale provided for herein except as specifically set forth in this Agreement or the Schedules attached hereto.

8.12	Successors and Assigns

All of the covenants and agreements in this Agreement will be binding upon the parties hereto and their respective successors and assigns and will enure to the benefit of and be enforceable by the parties hereto and their respective successors and their permitted assigns pursuant to the terms and conditions of this Agreement.

8.13	Assignment

Neither party may assign this Agreement or its rights and/or obligations hereunder to any Person without the prior written consent of the other, which consent may be unreasonably and arbitrarily withheld.

8.14	Notice

Any notice, demand, approval, consent, information, agreement, offer, payment, request or other communication (hereinafter referred to as a “Notice”) to be given under or in connection with this Agreement will be in writing and will be given by personal delivery or by telecopier or other electronic communication which results in a written or printed notice being given, addressed or sent as set out to such address or electronic number or address as the parties may from time to time specify.  Any Notice, if personally delivered, will be deemed to have been validly and effectively given and received on the date of such delivery and if sent by telecopier or other electronic communication with confirmation of transmission, will be deemed to have been validly and effectively given and received on the day it was sent, if sent prior to 5:00 p.m. (Toronto time) on a Business Day, otherwise on the Business Day next following the day it was sent.

8.15	No Registration of Agreement

The Purchaser will not register this Agreement or any notice of this Agreement or any interest it may have under this Agreement on title to the Lands until Closing.

8.16	Counterparts

This Agreement may be executed in counterpart and by the facsimile transmission of an originally executed document.

IN WITNESS WHEREOF each of the parties has executed this Agreement by its properly authorized officers in that behalf as of the date first written above.

BPO SUB AMALCO INC.

By	“Thomas F. Farley”
Name: Thomas F. Farley
Title: Director

By	“Jan Sucharda”
Name: Jan Sucharda
Title: Director

BROOKFIELD OFFICE PROPERTIES CANADA LP, by its general partner, BOPC GP INC.

By	“Thomas F. Farley”
Name: Thomas F. Farley
Title: Director
By	“Jan Sucharda”
Name: Jan Sucharda
Title: Chief Operating Officer

SCHEDULE “A”

PERMITTED ENCUMBRANCES

1.	Liens, charges or claims for taxes or utilities (including levies or imposts for sewers and other municipal utility services).

2.	Rights reserved to or invested in any municipality or government or other public authority by any statutory provision.

3.
Zoning (including, without limitation, airport zoning regulations), use and building by-laws and ordinances, federal, provincial or municipal by-laws and regulations and other restrictions as to the use of the Property.

4.	Title defects or irregularities which are of a minor nature and which do not, in the aggregate, materially impair the use of the Property.

5.	Subsisting reservations, limitations, provisions and conditions contained in the original grants from the Crown, as varied by statute.

6.	Encroachments by the Property or any facilities on or used in connection with the Property over adjacent lands and permitted under agreements with owners of such adjacent lands.

7.	Encroachments by facilities on adjacent lands over the Property which do not materially adversely affect the use of the Property.

8.	Security given to a public utility or any municipality or governmental or other public authority when required by the operations of the Property in the ordinary course of business.

9.	Unregistered liens incidental to construction, renovation or current operations for Tenant work.

10.	All other encumbrances registered against title as at the date hereof and referred to in the title opinion delivered in favour of the Purchaser pursuant to Section 3.2.8.

11.	Taller Building Agreement

12.	Retail Concourse Management Agreement

13.	Galleria Shareholders Agreement

14.
BCE Place Development Agreement dated October 1, 1986, between The Dominion Realty Company Limited, Canadian Imperial Bank of Commerce, BCE Realty Inc. (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties) and Bell Canada Enterprises Inc. (now BCE Inc.), as amended by agreements dated June 28, 1988, November 1, 1988, and August 16, 1991, and as the same may have been further assigned, amended, restated or supplemented from time to time.

15.
Ground Lease dated October 1, 1986, between The Dominion Realty Company Limited, as landlord, and BCE Realty Inc. (now Brookfield Properties) and BCE Place Limited (now Brookfield Place Properties), as tenant, as amended by agreements dated August 30, 1988, November 1, 1988, December 31, 1990, August 16, 1991 and July 1, 1993, and as the same may have been further assigned, amended, restated or supplemented from time to time.

16.
Multi-Party Agreement dated October 31, 1986, between BCE Place Limited (now Brookfield Place Properties), BCE Realty Inc. (now Brookfield Properties), Truscan Realty Limited, The Dominion Realty Company Limited and Canadian Imperial Bank of Commerce, as assigned, amended, restated or supplemented from time to time.

17.
Multi-Party Agreement dated August 30, 1988, between BCE Place Limited (now Brookfield Place Properties), BCED Realty Inc. (now Brookfield Properties), Truscan Realty Limited, Bay-Front Properties Inc. (now OMERS Realty Corporation), The Dominion Realty Company Limited and Canadian Imperial Bank of Commerce, as assigned, amended, restated or supplemented from time to time.

18.
Phase 2 Lands Agreement dated August 30, 1988, between BCED Realty Inc. (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties), Bay-Front Properties Inc. and Ontario Municipal Employees Retirement Board, as assigned, amended, restated or supplemented from time to time.

19.
The Private Tunnel Agreement dated January 2, 1992, between CIBC Development Corporation, Brookfield Development Corporation (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties) and BCE Place (Wellington) Limited (now Brookfield Wellington) relating to the Wellington Street Tunnel, as assigned, amended, restated or supplemented from time to time.

20.
Agency Agreement dated May 20, 1992, between Brookfield Development Corporation (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties) and BCE Place (Wellington) Limited (now Brookfield Wellington) pertaining to the Buffer Lands and Phase 1A Encroachment Lands, as assigned, amended, restated or supplemented from time to time.

21.
Unregistered Operating Agreement dated as of April 28, 1994, between CIBC Development Corporation and 802700 Ontario Inc., Brookfield Development Corporation (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties) and BCE Place (Wellington) Limited (now Brookfield Wellington) (the then owners of “Phase 2”), Brookfield Development Corporation and BCE Place Limited (“Place”), BCE Place Limited, OMERS Realty Corporation, Brookfield Development Corporation and Bimford Properties Inc. (“Phase 1A Co-owners”), OMERS Realty Corporation, Brookfield Development Corporation, CT Tower Investments Inc., BCE Place Limited and Truscan Realty Limited (“Phase I Co-owners”), Gentra Canada Investments Inc., and the existing mortgagees at that time, as assigned, amended, restated or supplemented from time to time.

22.
Signage and Permitted Use Agreement dated April 16, 1997, between 1233231 Ontario Inc., Brookfield Commercial Properties Ltd. (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties), CIBC Development Corporation, Canadian Imperial Bank of Commerce and 1225209 Ontario Limited, as assigned, amended, restated or supplemented from time to time.

23.
Signage and Identification Rights Amendment Agreement dated July 18, 1997, between BCE Inc., Brookfield Commercial Properties Ltd. (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties) and BCE Place (Wellington) Limited (now Brookfield Wellington) amending the Signage and Identification Rights Confirmation Agreement dated June 17, 1994, as assigned, amended, restated or supplemented from time to time.

24.
Insurance Trust Agreement dated as of September 12, 1997 but effective as of April 28, 1994, between Montreal Trust Company of Canada, as insurance trustee, 1233231 Ontario Inc., 1225209 Ontario Limited, Brookfield Commercial Properties Ltd. (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties), BCE Place (Wellington) Limited (now Brookfield Wellington), OMERS Realty Corporation, Bimford Properties Inc., CT Tower Investments Inc., Truscan Property Corporation, Gentra Canada Investments Inc., and the existing mortgagees at that time; as amended by an agreement dated February 14, 2003, and as the same may have been further assigned, amended, restated or supplemented from time to time.

25.
Project Operator Agreement dated as of September 12, 1997 but effective as of April 28, 1994, between Brookfield Commercial Properties Ltd. (now Brookfield Properties), BCE Place Limited (now Brookfield Place Properties), BCE Place (Wellington) Limited (now Brookfield Wellington), OMERS Realty Corporation, Bimford Properties Inc., CT Tower Investments Inc., Truscan Property Corporation, 1233231 Ontario Inc. and 1225209 Ontario Limited, as assigned, amended, restated or supplemented from time to time.